Exhibit 23

Consent of Independent Auditor

     We consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-185240 and 333-190963) and Form F-3 (File No. 333-190965) of Stratasys Ltd. of our report dated May 6, 2013, with respect to our audit of the consolidated balance sheet of Cooperation Technology Corporation and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, cash flows, and shareholders’ equity for the year then ended, which report appears in the Report of Foreign Private Issuer on Form 6-K of Stratasys Ltd., filed with the Securities and Exchange Commission on September 3, 2013.

/s/ CohnReznick LLP

Roseland, New Jersey
August 30, 2013